UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HCSB FINANCIAL CORPORATION

(Name of Issuer)

Voting Common Stock, par value $0.01 per share

(Title of Class of Securities)

40413R107

(CUSIP Number)

Castle Creek Capital Partners VI, LP

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital LLC

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Castle Creek Capital Partners VI, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons Castle Creek Capital VI LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)                           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)                                 The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on April 13, 2016 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission, relating to the shares of voting common stock, par value $0.01 per share, of HCSB Financial Corporation (the “Company”).  The address of the principal executive office of the Company is 3640 Ralph Ellis Boulevard, Loris, South Carolina, 29569.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 3.                                                     Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

On April 19, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with United Community Banks, Inc. (“United”).  On July 31, 2017, pursuant to the Merger Agreement, the Company merged with and into United (the “Merger”), whereby United continued as the surviving corporation and the separate existence of the Company ceased.

Prior to the Merger, Castle Creek Capital Partners VI, LP (“Fund VI”) owned (1) 35,968,163 shares of voting common stock, par value $0.01 per share, of the Company (“HCSB Voting Common Stock”) and (2) 74,031,837 shares of non-voting common stock, par value $0.01 per share, of the Company (“HCSB Non-Voting Common Stock”).  Pursuant to the Merger Agreement, upon the effectiveness of the Merger, each share of Fund VI’s HCSB Voting Common Stock and HCSB Non-Voting Common Stock was canceled and converted into the right to receive 0.0050 shares of common stock, par value $1.00 per share, of United (“United Common Stock”).  Cash was paid in lieu of fractional shares.  As a result, Fund VI has no continuing ownership interest in the Company.

The foregoing references to and descriptions of the Merger Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement (including its amendments), attached hereto as Exhibit 2 and incorporated herein by reference.

Item 4.                                                         Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

Upon effectiveness of the Merger, the separate corporate existence of the Company ceased.  Accordingly, each of the Reporting Persons has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in paragraphs (a) and (b) of Item 5 of the Schedule 13D with the following:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VI, LP	0	0.0%	0	0	0	0
Castle Creek Capital VI LLC	0	0.0%	0	0	0	0
John M. Eggemeyer	0	0.0%	0	0	0	0
J. Mikesell Thomas	0	0.0%	0	0	0	0
Mark G. Merlo	0	0.0%	0	0	0	0
John T. Pietrzak	0	0.0%	0	0	0	0

(1)         As described in Item 3, the separate corporate existence of the Company ceased upon effectiveness of the Merger.

(e)

As of July 31, 2017, the Reporting Persons ceased to be beneficial owners of more than five percent of the HCSB Voting Common Stock.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

On April 19, 2017, the Company and United entered into the Merger Agreement.  On July 31, 2017, pursuant to the Merger Agreement, the Company merged with and into United, with United continuing as the surviving corporation.  Upon the effectiveness of the Merger, each of the 35,968,163 shares of HCSB Voting Common Stock and 74,031,837 shares of HCSB Non-Voting Common Stock previously owned by Fund VI was canceled and converted into 0.0050 shares of United Common Stock.  Cash was paid in lieu of fractional shares.  As a result, Fund VI has no continuing ownership interest in the Company, and the separate corporate existence of the Company has ceased.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of April 12, 2016, by and among Castle Creek Capital Partners VI, LP, Castle Creek Capital VI LLC, John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak (incorporated by reference to Castle Creek Capital Partners VI, LP’s Schedule 13D filed on April 13, 2016).

Exhibit 2

Agreement and Plan of Merger, dated as of April 19, 2017, by and between United Community Banks, Inc. and HCSB Financial Corporation (incorporated by reference to Exhibit 2.1 to HCSB Financial Corporation’s Current Report on Form 8-K filed on April 20, 2017).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2017

CASTLE CREEK CAPITAL PARTNERS VI, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL VI, LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

J. MIKESELL THOMAS

By:	/s/ Mike Thomas
Name:	Mike Thomas

MARK G. MERLO

By:	/s/ Mark Merlo
Name:	Mark Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO SCHEDULE 13D (HCSB FINANCIAL CORPORATION)